

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 19, 2007

Via U.S. Mail and Fax (703) 902-2877

Mr. Thomas R. Kloster, Chief Financial Officer
Primus Telecommunications Group, Inc.
7901 Jones Branch Road, Suite 900
McLean, VA 22102

      RE: Primus Telecommunications Group, Inc.
              Form 10-K for the year ended December 31, 2005
              File No. 0-29092
              Filed on March 16, 2006

Dear Mr. Kloster:

      We have completed our review of the above filing, and do not, at this time, have any further comments.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director